UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On June 25, 2012, Compugen Ltd. (the “Company”) issued a press release announcing that Merck Serono, a division of Merck, Darmstadt, Germany, and the Company established Neviah Genomics, a novel start-up company focused on the discovery and development of novel biomarkers for the prediction of drug-induced toxicity. Neviah Genomics will be operating out of the Merck Serono Israel Bioincubator. Merck Serono Ventures will provide the initial funding for Neviah Genomics. Compugen will utilize certain proprietary predictive discovery technologies and receive an equity ownership in the new company and a right to royalties from potential future sales. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated June 25, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 25, 2012	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer